UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144							OMB APPROVAL
OMB Number 3235-0101
Expires: August 31, 2003
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NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION
1 (a) NAME OF ISSUER (Please type or print) Humana Inc.						(b) IRS IDENT. NO. 61-0647538	(c) S.E.C. FILE NO. 1-5975
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE
500 West Main Street, Louisville, KY 40202						(e) TELEPHONE
						AREA CODE 502	NUMBERS 580-1000
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD David A. Jones		(b) IRS IDENT. NO. N/A		(c) RELATIONSHIP TO ISSUER Chairman of the Board	(d) ADDRESS STREET CITY STATE ZIP CODE 500 W. Main West Louisville, KY 40202
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number
3 Title of the (a) Class of Securities To Be Sold	(b) Name and Address of Each Broker Through whom the Securities Are To Be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units ToBe Sold (See Instr. 3 (c))	(d) Aggregate Market Value (See Instr. 3(d)	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (See Instr. 3(f) MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3 (g))
Broker-Dealer File Number
Common	Merrill Lynch Pierce Fenner & Smith 4 World Financial Center-5th Floor New York, NY 10080 UBSPaine Webber Inc. 299 Park Avenue, 26th Floor New York, NY 10171		240,000(1)	$3,182,400 (Based on FMV on 3/1/2002 of $13.26)	168,902,725 as of 3/1/02	March 4, 2002	NYSE

INSTRUCTIONS:
1. (a) Name of Issuer (b) Issuer's I.R.S. Identification Number (c) Issuer's S.E.C. file number, if any (d) Issuer's address, including zip code (e) Issuer's telephone number, including area code

3.  (a)  Title of the class of securities to be sold

    (b)  Name and Address of each broker through whom the securities are intended to be sold

    (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

    (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of  this notice

    (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

    (f)  Approximate date on which the securities are to be sold

    (g)  Name of each securities exchange, if any, on which the securities are intended to be sold

2.  (a)  Name of person for whose account the securities are to be sold

    (b)  Such person's I.R.S. identification number, if such person is an entity

    (c)  Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing

    (d)  Such persons's address, including zip code

Form 144                                                                                          Page 1 of 2

TABLE - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor.

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of the Person from Whom Acquired (if gift, also give date donor acquired	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	3/12-23/1993	Open Market Purchase	Through Broker Transaction	480,000	3/12-23/1993	Cash

Common	03/1-23/1993	Open Market Purchase	Through Broker Transaction	470,696	3/12-23/1993	Cash
Common	10/05/1999	Open Market Purchase	Through Broker Transaction	9,304	10/05/1999	Cash

INSTRUCTIONS:

1.   If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.   If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold
During the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None

REMARKS: (1) The 240,000 shares disclosed in Item 3 on Page 1 are the subject of Section 10b5-1 Trading Plans. The Reporting Person through one of the brokers will sell up to 80,000 shares per month. The brokers will alternate months with Merrill Lynch , Pierce, Fenner & Smith beginning in March 2002, and UBSPaineWebber Inc. beginning in April 2002. The 240,000 shares are the maximum number of shares to be sold during a three month period. The 10b5-1 Trading Plans are scheduled to terminate no later than February 28, 2003 subject to earlier termination per the provisions as set out in the Plans.

INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) 9 of Rule 144.

Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

'              March 4, 2002                                        /s/ David A. Jones
_______________________________ _________________________________
DATE OF NOTICE (SIGNATURE)

This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)